Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街 2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

Via EDGAR

June 29, 2022

Ms. Effie Simpson

Ms. Jean Yu

Ms. Erin Donahue

Mr. Geoffrey Kruczek

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Nano	Labs Ltd (CIK No. 0001872302)
Amendment No. 1 to Registration Statement on Form F-1
Filed on June 23, 2022 (File No. 333-265539)

Dear Ms. Simpson, Ms. Yu, Ms. Donahue and Mr. Kruczek,

On behalf of our client, Nano Labs Ltd, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby filing herewith the Company’s amendment No. 2 to registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

The Company plans to request the Commission’s declaration of the effectiveness of the Registration Statement on or about July 5, 2022, and would greatly appreciate the Commission’s continuing assistance and support in meeting its timetable.

If you have any questions regarding the Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to auditing matters may be directed to the audit engagement partner at MaloneBailey, LLP, Danyang Bian, by telephone at 86-10-8556-3995, or by email at dbian@malone-bailey.com. MaloneBailey, LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:	Jianping Kong, Chairman and Chief Executive Officer, Nano Labs Ltd
Bing Chen, Chief Financial Officer, Nano Labs Ltd
Danyang Bian, Partner, MaloneBailey, LLP
Stephanie Tang, Partner, Hogan Lovells

Wilson Sonsini Goodrich & Rosati, Professional Corporation

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